SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 Form 11-K

                               ANNUAL REPORT

                      PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 1993



                          HOMESTAKE MINING COMPANY

                                SAVINGS PLAN
                            (Full Title of Plan)




                          HOMESTAKE MINING COMPANY
              (Issuer of Securities Held Pursuant to the Plan)


                           650 California Street
                      San Francisco, California 94108
                  (Address of principal executive offices)

                                SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                          HOMESTAKE MINING COMPANY
                                SAVINGS PLAN




                               By  /s/T.H.Wong
                                 -------------------------
                                 T. H. Wong
                                 Assistant Treasurer and
                                 Assistant Secretary


             June 24, 1994

   Item 1.  Financial Statements and Exhibits

             a. Financial Statements for the years ended December 31, 1993 and 1992 and Supplemental Schedules as of and for the year ended December 31, 1993 and Independent Auditors' Report

             b. Exhibit No. 24
                Independent Auditors' Consent

                   HOMESTAKE MINING COMPANY SAVINGS PLAN











                            FINANCIAL STATEMENTS

                         December 31, 1993 and 1992

                   HOMESTAKE MINING COMPANY SAVINGS PLAN




                                   INDEX

                                                                  Page
                                                                  ----
Financial Statements:

Report of Independent Accountants                                    2

Statements of Net Assets Available for Benefits
as of December 31, 1993 and 1992                                     3

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 1993
and 1992                                                             4

Notes to Financial Statements                                     5-19

Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment
Purposes as of December 31, 1993                                 20-21

Item 27d - Schedule of Reportable Transactions
for the Year Ended December 31, 1993                             22-23


                     REPORT OF INDEPENDENT ACCOUNTANTS



The Savings Plan Committee
Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake Mining Company Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand
- - - - - ---------------------
COOPERS & LYBRAND


Oakland, California
April 14, 1994

                 HOMESTAKE MINING COMPANY SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         December 31, 1993 and 1992

               ASSETS                        1993           1992
                                             ----           ----
Investments, at fair value:

  Guaranteed Investment Contract Fund  $27,924,594      $31,995,589
  Mellon Bank Investment Fund            5,477,911        3,410,953
  Wells Fargo Equity Index Fund          1,520,314          770,788
  Common stock                          12,939,608        8,950,392
  Cash and cash equivalents              6,925,801          226,984
                                        ----------       ----------
                                        54,788,228       45,354,706
                                        ----------       ----------
Contributions receivable:
  Company                                   69,460          129,929
  Participants                             191,143          173,446
  Other - loans                             59,018           97,358
                                        ----------       ----------
                                           319,621          400,733
                                        ----------       ----------
Loans receivable from participants       1,903,128        1,963,518
Homestake common stock receivable          962,618             -
Other assets                                15,444           49,745
                                        ----------       ----------
                                         2,881,190        2,013,263
                                        ----------       ----------
        Total assets                    57,989,039       47,768,702

            LIABILITIES

Accrued payables                             6,448          169,537
                                        ----------       ----------
        Net assets available for
          benefits                     $57,982,591      $47,599,165
                                        ==========       ==========





                   The accompanying notes are an integral
                    part of these financial statements.

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 1993 and 1992

                                            1993               1992
                                            -----              -----

Additions to net assets attributed to:
  Interest income                         $ 2,335,028   $ 2,696,369
  Dividend income                             165,329       220,880
  Net appreciation in the fair value
    of investments                            438,303       117,339
  Net appreciation (depreciation)
    in fair value of investment
    in common stock                         8,625,027    (3,404,394)
  Interest on participants' loans              51,859       171,116
                                           ----------    ----------
                                           11,615,546      (198,690)
                                           ----------    ----------
Contributions:
  Company, in cash                            765,110     1,352,049
  Company, in common stock of the
    Company                                   170,531       607,040
Participants, in cash                       2,340,385     1,996,929
                                           ----------    ----------
                                            3,276,026     3,956,018
                                           ----------    ----------
      Total additions                      14,891,572     3,757,328
                                           ----------    ----------
Deductions from net assets attributed
    to:
  Benefits paid to participants             4,514,801     5,715,405
  Other (additions) deductions, net            (6,655)       53,391
                                           ----------    ----------
      Total deductions                      4,508,146     5,768,796
                                           ----------    ----------
      Net additions (deductions)           10,383,426    (2,011,468)

Net assets available for benefits:
  Beginning of year                        47,599,165    49,610,633
                                           ----------    ----------
  End of year                             $57,982,591   $47,599,165
                                           ==========    ==========



                   The accompanying notes are an integral
                    part of these financial statements.

                 HOMESTAKE MINING COMPANY SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan:
    --------------------
    The following description of the Homestake Mining Company Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


      General:
      --------
      The Plan is a defined contribution profit sharing plan (qualified under Internal Revenue Code Section 401(a) and 401(k)) covering all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) who have completed three months of service and all temporary employees who have completed one year of service. Hourly employees of the Company who are not covered by collective bargaining agreements and have completed three months of service are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      The Plan is administered by the Savings Plan Committee of the Board of Directors of the Company (the Plan Committee). Mellon Bank was the Plan's trustee through December 31, 1993 and was replaced by Wells Fargo Bank effective January 1, 1994.

      Contributions:
      --------------
      Participation is voluntary. Participating employees may make contributions of between 1% and 6% of their monthly salary. The Company contributes a percentage, not less than 25% of the employee's regular contribution. Participants may also contribute to the Plan amounts previously contributed to another qualified plan and additional amounts not exceeding 10% of their monthly salary. These contributions are not matched by Company contributions.

      Each participating employee may designate the percentage of their total contribution, including the Company's matching portion, to be invested in the common stock of Homestake Mining Company or in any of the funds in which the Plan invests.

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued



1.  Description of Plan, continued:
    -------------------

      Participants' Accounts:
      -----------------------
      Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Unless otherwise specified, discretionary additional Company contributions are allocated to each participant's account based on the ratio that each participant's compensation bears to the total compensation of all participants. Net earnings from investments in trust funds, which includes appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the trust fund portion of that participant's account balance bears to the total of the trust fund portion of all participants' account balances. Net earnings from investment in common stock of the Company, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the actual number of shares of such common stock included therein.

      Participants have the option of periodically converting the common stock portion of their account into one of the trust funds, or vice versa, at the then current fair value of the stock.

      Vesting:
      --------
      The Plan offers full and immediate vesting of the employee contribution portion of each participant's account. Company contributions are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, or on attainment of age 65, or at the time of retirement under the provision of the Homestake Mining Company retirement plan, or death.

                 HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


1.  Description of Plan, continued:
    --------------------

      Payment of Benefits:
      --------------------
      Participants may withdraw any portion of their accounts related to their own after-tax contributions in accordance with the provisions of the Plan.

      Participants may not withdraw any portion of their accounts attributable to Company contributions made within the preceding two years. Certain withdrawals result in suspension of the participant's right to contribute for specified periods.

      Loans:
      ------
      Participants may borrow from their account up to the lesser of 50% of their vested account balance or $50,000. These loans bear interest at a composite of bank prime rates and are subject to approval by the Savings Plan Committee.


      Forfeitures:
      ------------
      Forfeitures of unvested Company contributions are allocated as of the end of each Plan year among remaining participants entitled to matching Company contributions.


2.  Significant Accounting Policies:
    --------------------------------
      Securities:
      -----------
      Securities are stated at fair value as determined based on reference to quoted market prices. Transactions are recorded on the trade date basis.


      Guaranteed Investment Contracts:
      --------------------------------
      Guaranteed Investment Contracts are held with insurance companies (primarily fixed income investments) and are stated at cost plus accrued interest. They are managed by Primco Capital Management, Inc.

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


2.  Significant Accounting Policies, continued:
    --------------------------------

      Withdrawals:
      -----------
      Withdrawals in kind of securities from the Homestake Mining Company Common Stock Fund are reported at market valuations. Withdrawals from the Mellon Bank Investment Fund, Guaranteed Investment Contract Fund, and Wells Fargo Equity Index Fund are made in cash.

      Net Appreciation (Depreciation) in Fair Value of Investments:
      -------------------------------------------------------------
      The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


3.  Plan Termination:
    ----------------
    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.


4.  Reclassifications:
    -----------------
    Certain reclassifications were made to 1992 balances to conform with the 1993 presentation with no effect on the net assets available for benefits or net change in net assets available for benefits as previously reported.


5.  Tax Status:
    ----------
    The Plan has been advised by the Internal Revenue Service that the Plan constitutes a qualified plan and trust under Section 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a).

    Participants are not subject to federal income taxes on their pre- tax contributions, Company matching contributions, or investment earnings allocated to their account until withdrawals are made.

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


6.  Participants:
    ------------
    The number of employees participating in the individual funds at December 31, 1993 and 1992 were as follows:

                                                     1993        1992
                                                     -----      -----
      Homestake Mining Company Common Stock Fund       857        853
      Mellon Bank Investment Fund                      375        309
      Guaranteed Investment Contract Fund              798        817
      Wells Fargo Equity Index Fund                    154         90
                                                     -----      -----
                Total                                2,184      2,069
                                                     =====      =====

7.  Investments:
    -----------
    Investments at December 31, 1993 and 1992 are comprised of the following:

                                                     Fair
                                        Number       Value
                                           of         Per       Fair
                                         Units       Unit       Value
                                         ------      -----      -----
    1993:
    -----
    Guaranteed Investment Contract
          Fund, at fair value:
      Allstate Life Insurance Company   2,013,445   $1.000  $2,013,445
      Bankers Trust Company             3,069,545    1.000   3,069,545
      Canada Life Assurance Company     2,055,325    1.000   2,055,325
      Confederation Life Insurance
          Company                       3,192,845    1.000   3,192,845
      Crown Life Insurance Company      1,216,121    1.000   1,216,121
      IBM Credit Corporation            1,425,433    1.000   1,425,433
      John Hancock Mutual Life
          Insurance Company             2,724,699    1.000   2,724,699
      Life Insurance Company of
          Virginia                      2,370,816    1.000   2,370,816
      Massachusetts Mutual Life
          Insurance Company             2,962,684    1.000   2,962,684
      New York Life Insurance Company   5,600,145    1.000   5,600,145
      United of Omaha Mutual Life
         Insurance Company              1,293,536    1.000   1,293,536
                                       ----------    -----  ----------
                                       27,924,594           27,924,594
                                       ----------           ----------
    Mellon Bank Investment Fund, at
        fair value (as certified
        by Mellon Bank):
      Equity Fund                          38,215  115.064   4,397,183
      Fixed Income Fund                    19,896   54.318   1,080,728
                                           ------            ---------
                                           58,111            5,477,911
                                           ------            ---------


                                     9

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


7.  Investments, continued:
    -----------
                                                      Fair
                                           Number    Value
                                             of       Per       Fair
                                           Units     Unit       Value
    1993, continued
    ----                                   ------   ------     ------
    Wells Fargo Equity Index Fund,
      at fair value (as certified
      by Mellon Bank)                       93,443   16.270  1,520,314
                                        ----------          ----------
                                            93,443           1,520,314
                                        ----------          ----------
                                        28,076,148         $34,922,819
                                        ==========          ==========
    1992:
    -----
    Guaranteed Investment Contract
        Fund, at fair value:
      Allstate Life Insurance Company      806,485  $ 1.000 $  806,485
      Canada Life Assurance Company      2,055,325    1.000  2,055,325
      Confederation Life Insurance
        Company                          3,193,600    1.000  3,193,600
      Crown Life Insurance Company       2,512,460    1.000  2,512,460
      IBM Credit Corporation             1,425,433    1.000  1,425,433
      Life Insurance Company of
        Virginia                         3,243,587    1.000  3,243,587
      Massachusetts Mutual Life
        Insurance Company                3,652,959    1.000  3,652,959
      Metropolitan Life Insurance
        Company                          3,252,979    1.000  3,252,979
      New York Life Insurance Company    5,614,042    1.000  5,614,042
      Union Mutual Pension and
        Insurance Corporation            3,442,716    1.000  3,442,716
      United of Omaha Mutual Life
        Insurance Company                2,796,003    1.000  2,796,003
                                        ----------          ----------
                                        31,995,589          31,995,589
                                        ----------          ----------
    Mellon Bank Investment Fund, at
        fair value (as certified
        by Mellon Bank):
      Equity Fund                           26,365  105.145  2,772,138
      Fixed Income Fund                     11,961   53.408    638,815
                                        ----------          ----------
                                            38,326           3,410,953
                                        ----------          ----------
    Wells Fargo Equity Index Fund,
        at fair value (as certified
        by Mellon Bank)                     51,940   14.840    770,788
                                        ----------          ----------
                                            51,940             770,788
                                        ----------          ----------
                                        32,085,855         $36,177,330
                                        ==========          ==========


                 HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


7.  Investments, continued:
    ------------
    All earnings are reinvested in and credited to each fund monthly.
    These earnings include interest, dividends, and appreciation (depreciation) in fair value of investments. The Mellon Bank Investment Fund and Wells Fargo Equity Index Fund seek to maximize total return while maintaining a moderate level of risk by investing in equity securities. The Mellon Bank Fixed Income Fund consists of high quality fixed income vehicles.

    Investment in common stock of the Company at December 31, 1993 and 1992 is comprised of the following:

                                              1993         1992
                                              ----         ----
      Number of shares of Homestake
          Mining Company common stock       588,164       813,672
                                         ==========    ==========
      Quoted market price per share          $22.00        $11.00
                                         ==========    ==========

      Fair value of investment          $12,939,608    $8,950,392
      Cost basis of investment            8,560,770    11,698,642
                                         ----------   -----------
      Unrealized appreciation
          (depreciation) associated
          with investment               $ 4,378,838   $(2,748,250)
                                         ==========    ==========

8.  Administrative Expenses:
    -----------------------
    All costs associated with administering the Plan are paid directly by the Company.


9.  Amount Due to Plan Participants:
    -------------------------------
    Net assets available for benefits include amounts due to Plan participants who have withdrawn on or before the Plan's year-end. Such amounts were $344,766 and $835,409 at December 31, 1993 and 1992, respectively.

                HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


10.     Net Assets Available for Benefits by Investment Type:
        ----------------------------------------------------
        At December 31, 1993 and 1992, net assets available for benefits were held in the following participant-designated investment types:

                                                                Wells
                              Guaranteed          Mellon        Fargo
                              Investment           Bank         Equity
                               Contract         Investment      Index
                                 Fund              Fund         Fund
                              ----------        ----------     --------
    December 31, 1993:
    -----------------

           ASSETS

     Investments, at fair
      value:
      Investments held by
        trustee                 $27,924,594     $5,477,911   $1,520,314
      Common stock of the
        Company                        -              -            -
     Cash and cash equivalents    6,500,980        220,758      169,120
                                 ----------     ----------   ----------
                                 34,425,574      5,698,669    1,689,434
                                 ----------     ----------   ----------
     Contributions receivable:
      Company                        37,472         12,239        5,845
      Participants                   98,393         37,759       21,134
      Other - loans                  46,114          4,641        1,867
                                 ----------     ----------   ----------
                                    181,979         54,639       28,846
                                 ----------     ----------   ----------
     Loans receivable from
        participants                    -             -            -
     Homestake common stock
        receivable                      -             -            -
     Other assets                     1,975         13,467            2
                                 ----------     ----------   ----------
                                      1,975         13,467            2
                                 ----------    -----------   ----------
             Total assets        34,609,528      5,766,775    1,718,282

      LIABILITIES

     Accrued payables                    65           -            -
                                 ----------     ----------   ----------
             Net assets
               available
               for benefits     $34,609,463     $5,766,775   $1,718,282
                                 ==========     ==========   ==========



                                     12

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


10.  Net Assets Available for Benefits by Investment Type: (continued)
     ----------------------------------------------------
                                Homestake
                                 Mining
                                 Company
                                 Common       Participant
                                  Stock        Loan Fund       Total
                                ---------     -----------      ------
    December 31, 1993:
    -----------------

           ASSETS

     Investments, at fair
          value:
      Investments held by
          trustee                      -              -    $34,922,819
      Common stock of the
          Company               $12,939,608           -     12,939,608
     Cash and cash equivalents       34,907     $       36   6,925,801
                                -----------    ----------- ---- ------
                                 12,974,515             36  54,788,228
                                -----------    ----------- -----------
     Contributions receivable:
        Company                      13,904           -         69,460
        Participants                 33,857           -        191,143
        Other - loans                 6,396           -         59,018
                                -----------    ----------- -----------
                                     54,157           -        319,621
                                -----------    ----------- -----------
     Loans receivable from
        participants                   -         1,903,128   1,903,128
     Homestake common stock
        receivable                  962,618           -        962,618
     Other assets                      -              -         15,444
                                -----------    ----------- -----------
                                    962,618      1,903,128   2,881,190
                                -----------    ----------- -----------
             Total assets        13,991,290      1,903,164  57,989,039

         LIABILITIES

     Accrued payables                 6,143            240       6,448
                                -----------    ----------- -----------
          Net assets
             available
             for
             benefits           $13,985,147     $1,902,924 $57,982,591
                                ===========    =========== ===========


                 HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


10.     Net Assets Available for Benefits by Investment Type, continued:
        -----------------------------------------------------

                                                                Wells
                              Guaranteed          Mellon        Fargo
                              Investment           Bank         Equity
                               Contract         Investment      Index
                                 Fund              Fund         Fund
                              ----------        ----------     --------
    December 31, 1992:
    -----------------

           ASSETS

    Investments, at fair
        value:
     Investments held by
        trustee                 $31,995,589     $3,410,953    $770,788
     Common stock of the
        Company                      -              -            -
    Cash and cash equivalents        (6,604)        39,914       -
                                 ----------     ----------   ----------
                                 31,988,985      3,450,867      770,788
                                 ----------     ----------   ----------
     Contributions receivable:
        Company                      83,934         19,292        5,471
        Participants                110,111         28,471        9,544
        Other - loans                86,860          4,292          268
                                 ----------     ----------   ----------
                                    280,905         52,055       15,283
                                 ----------     ----------   ----------
     Loans receivable from
        participants                   -              -          -
     Other assets                     -              9,354       -
                                 ----------    -----------    ---------
                                      -              9,354       -
                                 ----------     ----------    ---------
             Total assets        32,269,890      3,512,276      786,071

      LIABILITIES

     Accrued payables                    15           -          -
                                 ----------     ----------   ----------
             Net assets
               available
               for benefits     $32,269,875     $3,512,276     $786,071
                                 ==========     ==========   ==========




                                     14

                 HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


10.  Net Assets Available for Benefits by Investment Type: (continued)
     ----------------------------------------------------
                                Homestake
                                 Mining
                                 Company
                                 Common       Participant
                                  Stock        Loan Fund       Total
                                ---------     -----------      ------
    December 31, 1992:
    ------------------

           ASSETS

     Investments, at fair
          value:
      Investments held by
          trustee                      -              -    $36,177,330
      Common stock of the
          Company                $8,950,392           -      8,950,392
     Cash and cash equivalents      117,757     $   75,917     226,984
                                -----------    ----------- -----------
                                  9,068,149         75,917  45,354,706
                                -----------    ----------- -----------
     Contributions receivable:
        Company                      21,232           -        129,929
        Participants                 25,320           -        173,446
        Other - loans                 5,938           -         97,358
                                -----------    ----------- -----------
                                     52,490           -        400,733
                                -----------    ----------- -----------
     Loans receivable from
        participants                   -         1,963,518   1,963,518
      Other assets                   40,391           -         49,745
                                -----------    ----------- -----------
                                     40,391      1,963,518   2,013,263
                                -----------    ----------- -----------
             Total assets         9,161,030      2,039,435  47,768,702

         LIABILITIES

     Accrued payables               100,101         69,421     169,537
                                -----------    ----------- -----------
          Net assets
             available
             for
             benefits            $9,060,929     $1,970,014 $47,599,165
                                ===========    =========== ===========


                   HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


11.  Changes in Net Assets Available for Benefits by Investment Type:
     ---------------------------------------------------------------

     During the years ended December 31, 1993 and 1992, changes in net assets available for benefits by participant-designated investment types were as follows:

                                                               Wells
                                 Guaranteed     Mellon         Fargo
                                 Investment      Bank         Equity
                                   Contract   Investment       Index
                                    Fund         Fund          Fund
                                 ----------   ----------      ------
    Year Ended December 31, 1993:
    ----------------------------

    Additions to net assets
      attributed to:
      Investment income        $ 2,266,598   $  153,474   $       10
      Net appreciation in the
        fair value of
        investments                   -         339,904       98,399
      Net appreciation in fair
        value of investment
        in common stock               -            -            -
      Interest on participants'
        loans                         -            -            -
                               -----------   ----------   ----------
                                 2,266,598      493,378       98,409
                               -----------   ----------   ----------
  Contributions:
    Company, in cash               550,147      154,211       60,752
    Company, in common stock
      of the Company                  -            -            -
    Participants, in cash        1,315,358      446,035      196,826
                               -----------   ----------   ----------
                                 1,865,505      600,246      257,578
                               -----------   ----------   ----------
  Interfund transfers            1,672,322    1,414,909      588,411
                               -----------   ----------   ----------
      Total additions            5,804,425    2,508,533      944,398
                               -----------   ----------   ----------
  Deductions from net assets
    attributed to:
    Benefits paid to
      participants               3,419,703      254,382       13,686
    Other (additions)
      deductions, net               45,134         (348)      (1,499)
                               -----------  -----------  -----------
      Total deductions
        (additions)              3,464,837      254,034       12,187
                               -----------  -----------  -----------
      Net additions
        (deductions)             2,339,588    2,254,499      932,211

  Net assets available for
      benefits:
    Beginning of year           32,269,875    3,512,276      786,071
                               -----------   ----------   ----------
    End of year                $34,609,463   $5,766,775   $1,718,282
                               ===========   ==========   ==========



                                     16

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


11.   Changes in Net Assets Available for Benefits by Investment Type,
      ---------------------------------------------------------------
      continued:

                                 Homestake
                                   Mining
                                  Company
                                   Common    Paticipant
                                   Stock     Loan Fund
                                                           Total
                                 ---------   ----------    -----
Year Ended December 31, 1993:
- - - - - ----------------------------

Additions to net assets
    attributed to:
  Investment income            $    80,275         -      $ 2,500,357
  Net appreciation in the fair
    value of investments              -            -          438,303
  Net appreciation in fair
    value of investment
    in common stock              8,625,027         -        8,625,027
  Interest on participants'
    loans                             -      $   51,859        51,859
                               -----------   ----------   -----------
                                 8,705,302       51,859    11,615,546
                               -----------   ----------   -----------
Contributions:
  Company, in cash                    -            -          765,110
  Company, in common stock
    of the Company                 170,531         -          170,531
  Participants, in cash            382,166         -        2,340,385
                               -----------   ----------   -----------
                                   552,697         -        3,276,026
                               -----------   ----------   -----------
Interfund transfers             (3,515,322)    (160,320)         -
                               -----------   ----------   -----------
      Total additions
        (deductions)             5,742,677     (108,461)   14,891,572
                               -----------   ----------   -----------

Deductions from net assets
    attributed to:
  Benefits paid to participants    827,030         -        4,514,801
  Other (additions) deductions,
      net                           (8,571)     (41,371)       (6,655)
                               -----------   ----------   -----------
    Total deductions
      (additions)                  818,459      (41,371)    4,508,146
                               -----------   ----------   -----------

    Net additions
      (deductions)               4,924,218      (67,090)   10,383,426

Net assets available for
  benefits:
  Beginning of year              9,060,929    1,970,014    47,599,165
                               -----------   ----------   -----------
  End of year                  $13,985,147   $1,902,924   $57,982,591
                               ===========   ==========   ===========

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued


11. Changes in Net Assets Available for Benefits by Investment
    Type,(continued)
  ---------------------------------------------------------------

                                                             Wells
                                Guaranteed     Melllon       Fargo
                                Investment       Bank       Equity
                                  Contract    Investment     Index
                                   Fund          Fund        Fund
                                ----------    ----------   --------
Year Ended December 31, 1992:
- - - - - ----------------------------

Additions to net assets
  attributed to:
  Investment income            $ 2,594,458   $  130,867    $  40,039
  Net appreciation in the fair
    value of investments              -          76,455       40,884
  Net depreciation in fair
    value of investment in
    common stock                      -            -            -
  Interest on participants'
    loans                             -            -            -
    Other, net                        -            -            -
                               -----------   ----------    ---------
                                 2,594,458      207,322       80,923
                               -----------   ----------    ---------
Contributions:
  Company, in cash               1,079,610      222,261       50,178
  Company, in common stock
    of the Company                    -            -            -
  Participants, in cash          1,541,685      350,001      105,243
                               -----------   ----------    ---------
                                 2,621,295      572,262      155,421
                               -----------   ----------    ---------
Interfund transfers             (1,155,121)    (292,330)    (135,564)
                               -----------   ----------    ---------
  Total additions                4,060,632      487,254      100,780
                               -----------   ----------    ---------

Deductions from net assets
  attributed to:
  Benefits paid to
    participants                 4,942,158      185,714       12,381
  Other, net                       (24,158)      (2,582)      42,650
                               -----------   ----------    ---------
    Total deductions             4,918,000      183,132       55,031
                               -----------   ----------    ---------

    Net (deductions)
      additions                   (857,368)     304,122       45,749

Net assets available for
  benefits:
  Beginning of year             33,127,243    3,208,154      740,322
                               -----------   ----------    ---------
  End of year                  $32,269,875   $3,512,276    $ 786,071
                               ===========   ==========    =========


                                     18

                  HOMESTAKE MINING COMPANY SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS, Continued

                                 Homestake
                                  Mining
                                  Company
                                  Common    Participant
                                  Stock      Loan Fund       Total
                               -----------  -----------    ---------
Year Ended December 31, 1992:
- - - - - ----------------------------

Additions to net assets
  attributed to:
  Investment income            $   151,885         -     $ 2,917,249
  Net appreciation in the fair
    value of investments              -            -         117,339
  Net depreciation in fair
    value of investment in
    common stock                (3,404,394)        -      (3,404,394)
  Interest on participants'
    loans                             -      $  171,116      171,116
  Other, net                          -            -            -
                              ------------   ----------  -----------
                                (3,252,509)     171,116     (198,690)
                              ------------   ----------  -----------
Contributions:
  Company, in cash                    -            -       1,352,049
  Company, in common stock
    of the Company                 607,040         -         607,040
  Participants, in cash               -            -       1,996,929
                              ------------   ----------  -----------
                                   607,040         -       3,956,018
                              ------------   ----------  -----------
Interfund transfers              1,576,104        6,911         -
                              ------------   ----------  -----------
  Total additions               (1,069,365)     178,027    3,757,328
                              ------------   ----------  -----------

Deductions from net assets
  attributed to:
  Benefits paid to
    participants                   500,329       74,823    5,715,405
  Other, net                           488       36,993       53,391
                              ------------   ----------  -----------
    Total deductions               500,817      111,816    5,768,796
                              ------------   ----------  -----------

    Net (deductions)
      additions                 (1,570,182)      66,211   (2,011,468)

Net assets available for
  benefits:
  Beginning of year             10,631,111    1,903,803   49,610,633
                              ------------   ----------  -----------
  End of year                  $ 9,060,929   $1,970,014  $47,599,165
                              ============   ==========  ===========


                  HOMESTAKE MINING COMPANY SAVINGS PLAN
         Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          as of December 31, 1993

                                         Matu-    Inter-   Number of
                                         rity      est      Shares
          Issuer                         Date       Rate    or Units
          ------                        --------   -----   ----------
Guaranteed Investment Contract Fund (1):
  Allstate Life Insurance Company       11/12/98    5.46%   2,013,445
  Bankers Trust Company                 09/30/00    4.84    3,069,545
  Canada Life Assurance Company         09/10/95    9.30    2,055,325
  Confederation Life Insurance Company  01/02/95    8.70    1,086,255
  Confederation Life Insurance Company  07/24/95    9.14    1,038,835
  Confederation Life Insurance Company  03/15/96    8.54    1,067,756
  Crown Life Insurance Company          03/03/98    4.02    1,216,121
  IBM Credit Corporation                07/25/94    5.52    1,425,433
  John Hancock Mutual Life Insurance
    Company                             06/30/98    5.16    2,724,699
  Life Insurance Company of Virginia    11/29/94    4.68    2,370,815
  Massachusetts Mutual Life Insurance
    Company                             07/05/02    6.77    1,859,469
  Massachusetts Mutual Life Insurance
    Company                             12/01/95    9.00    1,103,215
  New York Life Insurance Company       08/01/96    8.45    2,084,732
  New York Life Insurance Company       10/28/96    7.60    2,026,652
  New York Life Insurance Company       03/02/98    6.01    1,488,762
  United of Omaha Mutual Life Insurance
    Company                             02/09/94    8.65    1,293,536

Mellon Bank Equity Fund                  Various   Fluc-
                                                  tuates       38,215
Mellon Bank Fixed Income Fund            Various   Fluc-
                                                  tuates       19,896
Wells Fargo Equity Index Fund            Various   Fluc-
                                                  tuates       93,443

Homestake Mining Company common stock       -          -      588,164

Loans receivable from participants       Various Various

Cash and cash equivalents                   -    Various




                                     20

                 HOMESTAKE MINING COMPANY SAVINGS PLAN
   Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
                          as of December 31, 1993

                                                           Market
Issuer                                         Cost        Value
- - - - - ------                                      ----------   ----------
Guaranteed Investment Contract Fund (1):
  Allstate Life Insurance Company          $ 2,013,445  $ 2,013,445
  Bankers Trust Company                      3,069,545    3,069,545
  Canada Life Assurance Company              2,055,325    2,055,325
  Confederation Life Insurance Company       1,086,255    1,086,255
  Confederation Life Insurance Company       1,038,835    1,038,835
  Confederation Life Insurance Company       1,067,756    1,067,756
  Crown Life Insurance Company               1,216,121    1,216,121
  IBM Credit Corporation                     1,425,433    1,425,433
  John Hancock Mutual Life Insurance
    Company                                  2,724,699    2,724,699
  Life Insurance Company of Virginia         2,370,815    2,370,815
  Massachusetts Mutual Life Insurance
    Company                                  1,859,469    1,859,469
  Massachusetts Mutual Life Insurance
    Company                                  1,103,215    1,103,215
  New York Life Insurance Company            2,084,732    2,084,732
  New York Life Insurance Company            2,026,652    2,026,652
  New York Life Insurance Company            1,488,762    1,488,762
  United of Omaha Mutual Life Insurance
    Company                                  1,293,536    1,293,536
                                           -----------  -----------
                                            27,924,595   27,924,595
                                           -----------  -----------
Mellon Bank Equity Fund                      3,456,304    4,397,183
Mellon Bank Fixed Income Fund                1,053,924    1,080,728
Wells Fargo Equity Index Fund                1,390,955    1,520,313
                                           -----------  -----------
                                             5,901,183    6,998,224
                                           -----------  -----------
                                           $33,825,778  $34,922,819
                                           ===========  ===========
Homestake Mining Company common stock      $ 8,560,770  $12,939,608
                                           ===========  ===========
Loans receivable from participants         $ 1,903,128  $ 1,903,128
                                           ===========  ===========
Cash and cash equivalents                  $ 6,925,801  $ 6,925,801
                                           ===========  ===========


(1) Market value represents cost plus accrued interest.


                   HOMESTAKE MINING COMPANY SAVINGS PLAN
               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    for the year ended December 31, 1993



                                                  Purchases
                                         ---------------------------
  Identity of         Description          Number of
Party Involved         of Assets        Transactions       Cost
- - - - - --------------     -----------------    ------------    -----------
Homestake          Purchase and sale
  Mining             of company
  Company            stock                    23        $ 1,178,881

Mellon Bank        Short-Term Income
                     Fund (cash
                     equivalents)              -               -

Mellon Bank        Short-Term Income
                     Fund (cash
                     equivalents)              1          3,303,292

Mellon Bank        Short-Term Income
                     Fund (cash
                     equivalents)            345         23,945,793

John Hancock       Guaranteed Invest-
  Mutual Life        ment Contract             1          2,680,000
  Insurance
  Company

Bankers Trust      Guaranteed Invest-
  Company            ment Contract             1          3,000,000

Unum Life          Guaranteed Invest-
  Insurance          ment Contract             -               -
  Company

Metropolitan       Guaranteed Invest-
  Life               ment Contract             -               -
  Insurance
  Company



                                     22

                   HOMESTAKE MINING COMPANY SAVINGS PLAN
         Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                    for the year ended December 31, 1993

                                        Sales
                        ------------------------------------------
                                   Sales
                                   Price of
                                   Asset at
Identity                Number     Date of      Cost of
of Party   Description  of Tran-   Tran-        Asset       Net
Involved   of Assets    sactions   saction      Sold        Gain
- - - - - ---------  ------------ ------------------ -----------   ----------
Homestake    Purchase and
  Mining     sale of com-
  Company    pany stock     23 $ 6,158,268 $ 4,661,265   $1,497,003

Mellon Bank  Short-Term
             Income
             Fund (cash
             equivalents)    1   2,679,181   2,679,181         -

Mellon Bank  Short-Term
             Income Fund
             (cash
             equivalents)    -        -           -            -

Mellon Bank  Short-Term
             Income Fund
             (cash equiv-
              alents)      124  17,402,568  17,402,568         -

John
  Hancock    Guaranteed
  Mutual     Investment     -         -           -            -
  Life       Contract
  Insurance
  Company

Bankers      Guaranteed
  Trust      Investment
  Company    Contract       -         -           -            -

Unum         Guaranteed
  Life       Investment
  Insurance  Contract        1   3,626,218   3,626,218         -
  Company

Metropoli-   Guaranteed
  tan Life   Investment
  Insurance  Contract
  Company                    2   3,483,249   3,483,249         -

Note: Under the Employee Retirement Income Security Act (ERISA), a reportable transaction is a transaction or series of transactions during the year that involved more than 5% of the value of the Plan's assets at the beginning of the year.